

November 6, 2012

<u>Via E-Mail</u>
Osvaldo Solar Venegas
Chief Financial Officer
Concha Y Toro Winery, Inc.
Casilla 213
Nueva Tajamar 481
Torre Norte, Piso 15
Santiago, Chile

      Re: Concha Y Toro Winery, Inc.
             Form 20-F for the Fiscal Year Ended December 31, 2011
             Filed April 30, 2012
             File No. 1-13358

Dear Mr. Venegas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Notes to Consolidated Financial Statements, page F-13</u>

<u>Note 15. Biological Assets, page F-67</u>

1.   Based on your disclosures it appears to us that you measure your biological assets (grape vines and grapes on vine) at historic cost less accumulated depreciation and accumulated impairment losses, instead of fair value less costs to sell under IAS 41. Please confirm our understanding and, if so, further explain to us how you overcame the presumption in paragraph 30 of IAS 41 that fair value can be measured reliably for a biological asset and explain your basis for your inability to measure fair value reliably. In your response, tell us how you considered the Company's extensive history as a vertically-integrated wine

producer and its dependency on external vineyards for its grape supply when concluding that market-determined prices or values are not available and that alternative estimates of fair value are clearly unreliable. Refer to paragraph 30 of IAS 41. It appears that you have addressed this in part in your disclosure on page F-67; however, please provide us with a more comprehensive analysis to support your conclusion.

2.   We note your disclosure on page F-28 that "For agricultural product (grapes) which are in a growing process up to the grape harvest date, costs are accumulated up to the harvest date and then becomes a part of the inventory cost in the following processes…." Please explain why you have not measured agricultural produce at fair value less cost to sell at the point of harvest, as required by paragraph 13 of IAS 41. Specifically address paragraph 32 of IAS 41 in your response. It appears that you have addressed this in part in your disclosure on page F-67; however, please provide us with a more comprehensive analysis to support your conclusion

Note 35. Contingencies, Restrictions and Lawsuits, page F-118

3.   We note your contingencies disclosure for the Argentina tax issue related to your Trivento subsidiary. In future filings please provide the information required by IAS 37.86, as applicable. To the extent that it is not practicable to disclose any of this information, please state that fact pursuant to IAS 37.91. In your response, please provide draft disclosure based on your December 31, 2011 Form 20-F.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551- 3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining